

November 20, 2017

Michael H. Tardugno
President and Chief Executive Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, New Jersey 08648

>   **Re: Celsion Corporation**
>   **Registration Statement on Form S-1**
>   **Filed November 14, 2017**
>   **File No. 333-221543**

Dear Mr. Tardugno:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 14, 2017

Information Incorporated by Reference, page 2

1.   Please revise this section to incorporate by reference your Quarterly Report on Form 10-Q filed on November 14, 2017 and all Current Reports on Form 8-K filed between January 1, 2017 and August 15, 2017. See Item 12(a)(2) of Form S-1.

Selling Stockholders, page 19

2.   We note your disclosure on page 11 that you issued 82,193 shares of common stock in a private placement to satisfy obligations from the July 6, 2017 Common Stock Offering, which shares you appear to be registering based on the fee table. Please revise the selling

stockholder table to reflect the 82,193 shares of common stock being offered, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sam Zucker - Sidley Austin LLP